U.S.  SECURITIES  AND  EXCHANGE  COMMISSION

                     WASHINGTON,  D.  C.  20549


                           FORM  12b-25

                   NOTIFICATION  OF  LATE  FILING


[X]  Form  10-K   [  ]  Form  20F   [  ]  Form  11-K   [  ]  Form  10-Q
[  ]  Form  N-SAR

For  the  Period  Ended  December  31,  2000.

     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended  ________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If   the   notification   relates   to  a  portion  of  the  filing checked
above,  identify  the  Item(s)  to  which  the  notification relates:

                 PART  I  -  REGISTRANT  INFORMATION

Full  Name  of  Registrant:    TRIPLE S PARTS, INC.

Address  of  Principal         1004 Depot Hill Rd., Ste 1E
Executive  Office:             Broomfield, Colorado 80020

                PART  II  -  RULES  12b-25  (b)  and  (c)

If  the  subject  report  could  not  be  filed  without unreasonable effort  or
expense   and   the   Registrant   seeks   relief   pursuant  to  Rule 12b-25(b)
[Section  23,047],  the  following  should  be  completed.

(Check  box  if  appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     [X] (b) (i) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     [  ]       (ii)  The  subject  quarterly  report  or  transition report  on
Form  10-Q,   or   portion   thereof  will  be  filed  on  or before  the  fifth
calendar  day  following  the  prescribed  due  date.

     [  ]  (c)  The  accountant's   statement   or  other  exhibit  required  by
Rule  12b-25(c)  has  been  attached  if  applicable.

                       PART  III  -  NARRATIVE

     The Company's independent auditors are in the process of completing their audit of its financial statements for the calendar year ended December 31, 2000, and management believes that this audit will be completed after March 31, 2001, but before April 16, 2000.

                   PART  IV  -  OTHER  INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Tom  Pierson
               1004 Depot Hill Rd., Ste 1E
               Broomfield, Colorado 80020
               Telephone:  (303)-404-9904

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X]  Yes  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [  ]  Yes  [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     TRIPLE S PARTS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  3/28/2001             By/s Tom  Pierson
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                             Tom  Pierson,  President